FILTRONA

Filtrona plc

09047290

2 November 2009

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

SUPPL

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 2 October 2009, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

V. Ward

Victoria Ward
Personal Assistant

dlw 11/10

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, United Kingdom. Registered in England No. 5444653
VAT Registered No GB 243 2909 68

FSA

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	FILTRONA PLC
2. Reason for notification (yes/~~no~~)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):_______________	
3. Full name of person(s) subject to the notification obligation:	BT Pension Scheme Trustees Limited as trustee of the BT Pension Scheme. See Section 9 for further information.
4. Full name of shareholder(s) (if different from 3.):	Hermes Specialist UK Focus Fund
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	20 October 2009
6. Date on which issuer notified:	21 October 2009
7. Threshold(s) that is/are crossed or reached:	4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
B074435 (GB00B0744 359) ORD GBP0.025	7,882,160	7,882,160	0	0	8,382,160	0%	4.076%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	Percentage of voting rights

Total (A+B)

Number of voting rights	% of voting rights
8,382,160	4.076%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
BT Pension Scheme Trustees Limited is the parent undertaking of Britel Fund Trustees Limited, which is the parent undertaking of Hermes Fund Managers Limited. Hermes Fund Managers Limited is the parent undertaking of: 1. Hermes Investment Management Limited (voting rights held in this issuer: 3.729%) 2. Hermes Equity Ownership Services Limited (voting rights held in this issuer: 0.347%)
Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	Hermes Investment Management Limited hold the voting rights under a standing proxy contained in investment mangement agreements with various underying clients, which includes all the shares owned directly by BT Pension Scheme. Hermes Equity Ownership Services Limited hold the voting rights under a standing proxy contained in services agreements for the provision of corporate governance services to various underying clients. All voting rights held on behalf of the above entities are aggregated for the purposes of DTR 5.2.1(a). This disclosure is made by BT Pension Scheme Trustees Limited, which is the ultimate parent undertaking for the purposes of DTR 5.2.1(e).
14. Contact name:	Patricia Kendall, Filtrona plc
15. Contact telephone number:	01908 359100

File No: 82-34882

FSA

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona plc
2. Reason for notification (yes/~~no~~)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Hermes Specialist UK Focus Fund
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	21 October 2009
6. Date on which issuer notified:	22 October 2009
7. Threshold(s) that is/are crossed or reached:	4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
B074435 (GB00B0744359) ORD GBP25	7,670,000	7,670,000	8,670,000	8,670,000	N/A	4.216%	N/A

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	Percentage of voting rights

Total (A+B)

Number of voting rights	% of voting rights
8,670,000	4.216%

File No: 82-34882

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:	
N/A	
Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	All voting rights held on behalf of the above entity are disclosed pursuant to DTR 5.1.2. This disclosure is made by Hermes Investment Mangement Limited as agent on behalf of Hermes Specialist UK Focus Fund
14. Contact name:	Patricia Kendall, Filtrona plc
15. Contact telephone number:	01908 359100

File No: 82-34882

23 October 2009

Filtrona plc
Interim Management Statement

Filtrona plc ('Filtrona' or the 'Company'), the international, market leading speciality plastic and fibre products supplier today issues its interim management statement for the period from 1 July 2009 in accordance with the UK Listing Authority's Disclosure and Transparency Rules. All statistics and qualitative statements made below relate to continuing operations and therefore exclude the North American Plastic Profile and Sheet business, the disposal of which completed on 27 March 2009.

Company Financial Performance

During the third quarter of 2009, Filtrona delivered operating results marginally ahead of the Board's expectations.

Third quarter Company revenue was up 3.8% versus the third quarter of last year ("comparable period") and down 3.5% at constant exchange rates. Company operating profit[1] was ahead of the comparable period by 16.1% (up 5.9% at constant exchange rates). Company operating margin[1] was 13.6%, ahead of the comparable period by 100bps.

For the cumulative three quarters of 2009, Company revenue was up 4.9% versus the first three quarters of the prior year ("comparable cumulative period") and down 6.1% at constant exchange rates. Company operating profit[1] was ahead of the comparable cumulative period by 4.8% (down 9.7% at constant exchange rates). Company operating margin[1] was 13.2%, level with the comparable cumulative period.

[1] Before intangible amortisation, major restructuring costs and exceptional acquisition fees

Protection and Finishing Products

Third quarter revenue within the Protection and Finishing Products Division was down 20.0% versus the comparable period (down 27.4% at constant exchange rates). Revenue for the first three quarters was down 16.3% (down 27.1% at constant exchange rates) compared to the comparable cumulative period.

Porous Technologies

The Porous Technologies division performed strongly in the third quarter with revenue up 56.1% versus the comparable period (up 33.8% adjusting for the impact of Lendell). At constant exchange rates, revenue was up 39.1% (up 21.1% adjusting for the impact of Lendell). Revenue for the first three quarters was up 34.2% (up 11.6% at constant exchange rates and up 0.4% adjusting for the impact of Lendell) compared to the comparable cumulative period.

Coated and Security Products

Third quarter revenue within the Coated and Security Products Division was up 1.4% versus the comparable period (down 3.6% at constant exchange rates). Revenue for the first three quarters was up 2.8% (down 4.4% at constant exchange rates) compared to the comparable cumulative period.

Filter Products

Third quarter revenue within the Filter Products Division was up 8.5% versus the comparable period (up 1.9% at constant exchange rates). Revenue for the first three quarters was up 12.0% (up 2.2% at constant exchange rates) compared to the comparable cumulative period.

[1] Before intangible amortisation, major restructuring costs and exceptional acquisition fees

Financial Position

During the third quarter, the Company continued its acute focus on cost control and cash management. Net debt was £119m at the end of the third quarter.

Operating cash flow[1] has remained strong, with a conversion ratio of 112% from operating profit[1] for the first three quarters of 2009.

As a result of Filtrona's disciplined approach to financial acquisition criteria, the Company was outbid in the final stages of a competitive auction process for a significant acquisition target. The Company will therefore report £1.9m of transaction costs incurred which will be presented separately by virtue of their size and incidence.

Outlook

The third quarter has further underscored the resilience of Filtrona's businesses. Porous Technologies has performed strongly and Protection and Finishing Products has experienced a modest improvement in activity levels. The defensiveness of the tobacco industry has continued to benefit both Coated and Security Products and Filter Products.

As a result of these business trends, the Board remains confident in the overall outcome for the year and continues to believe that it is well positioned to deliver further growth as demand in its markets recovers.

[1] Before intangible amortisation, major restructuring costs and exceptional acquisition fees.

Enquiries:

Filtrona plc
Mark Harper, Chief Executive
Steve Crummett, Group Finance Director
Tel: 01908 359 100

Financial Dynamics
Richard Mountain
Sophie Kernon
Tel: 020 7269 7291

Notes to Editors

Filtrona plc is an international, market leading, speciality plastic and fibre products supplier. Further information can be found on the website www.filtrona.com.

Protection and Finishing Products
A global market leading provider of product protection and finishing solutions, manufacturing and supplying plastic injection moulded, dip moulded vinyl and adhesive-coated foam products. 43 operating units in 14 countries serve a broad industrial base of 77,000 live customers with a rapid supply of primarily plastic products for protection and finishing applications in industries such as hydraulics and pneumatics, oil and gas, electrical controls and tubular metal products.

Porous Technologies
With locations in the US, Germany and China, the leading manufacturer of custom bonded fibre and hydrophilic foam fluid and vapour handling components delivering high value and precision performance to many of the most well-known consumer, industrial and medical brand owners in the world. The components are used in a wide range of product applications including writing instruments, inkjet printer cartridges, medical diagnostic devices and air fresheners.

Coated and Security Products
The global market leading producer of high quality self-adhesive tear tape and a growing supplier of products and technologies for brand protection, document authentication, personal identification and track and trace. Customers in over 100 countries are served from facilities operating in six countries. Also includes plastic profile extrusion activities, based in The Netherlands.

Filter Products
This division is the only global independent cigarette filter supplier. The 12 worldwide locations, including a UK-based research facility, provide a flexible infrastructure strategically positioned to serve the cigarette industry. The division supplies a wide range of value adding high quality innovative filters from monoacetate to multi-segment speciality filters with sophisticated adsorbent materials.

File No: 82-34882

FSA

Financial Services Authority

TR-1:	**NOTIFICATION OF MAJOR INTERESTS IN SHARES**

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona plc
2. Reason for notification (yes/~~no~~)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Newton Investment Management Limited
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	23 October 2009
6. Date on which issuer notified:	26 October 2009
7. Threshold(s) that is/are crossed or reached:	Increase from 4.76% to 5.05%

8. Notified details:							
A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
B074435 (GB00B0744359) ORD GBP25	9,781,609	9,781,609	10,387,842	N/a	10,387,842	N/A	5.05%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period/ Date**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**Percentage of voting rights**

Total (A+B)	
Number of voting rights	**% of voting rights**
10,387,842	5.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	
14. Contact name:	Patricia Kendall, Filtrona plc
15. Contact telephone number:	01908 359100

FSA

Financial Services Authority

TR-1: **NOTIFICATION OF MAJOR INTERESTS IN SHARES**

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation: [iii]	Invesco Limited
4. Full name of shareholder(s) (if different from 3.): [iv]	
5. Date of the transaction (and date on which the threshold is crossed or reached if different): [v]	21 OCTOBER 2009
6. Date on which issuer notified:	22 OCTOBER 2009
7. Threshold(s) that is/are crossed or reached: [vi, vii]	8%, 7% 6% 5% 4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary 25p Shares (GB00B0744359)	18,252,223	18,252,223			9,861,147		4.79%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	Percentage of voting rights

Total (A+B)

Number of voting rights	% of voting rights
9,861,147	4.79%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Brown Brothers Harriman (New Jersey) – 167,582

Bank of Ireland (Dublin) – 413,317

Bank of New York – 6,244,522

Bank of New York (Brussels) – 68,170

Boston Safe Deposit – 105,817

Chase Bank– 225,742

JP Morgan Chase – 199,886

Trust & Custody Servs JP –8,051

Invesco PowerShares Capital Managment Limited – 94,261

Invesco PowerShares Capital Managment Ireland Limited – 24,499

Invesco AiM Trimarl Ltd (Canada) – 2,005,272

Invesco Global Asset Management (N.A) Inc – 304,028

Proxy Voting:

10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	File No: 82-34882
14. Contact name:	Patricia Kendall Filtrona plc
15. Contact telephone number:	01908 359100